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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            WEIRTON STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948774104
                                 (CUSIP Number)

                             -----------------------
                             David A. Persing, Esq.
                                885 Third Avenue
                                   34th Floor
                                    New York
                                 New York 10022
                            Tel. No.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                November 5, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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

                                  SCHEDULE 13D

CUSIP No. 948774104                                                 Page 2 of 10

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   JWA Investments II L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                   WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                        2,189,600
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                          --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                            2,189,600

                               10         SHARED DISPOSITIVE POWER

                                            --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,189,600

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.0%

14        TYPE OF REPORTING PERSON

                   PN

                                  SCHEDULE 13D

CUSIP No. 948774104                                                 Page 3 of 10

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   JWA Investments Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                        3,059,100
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                          --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                            3,059,100

                               10         SHARED DISPOSITIVE POWER

                                            --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,059,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%

14        TYPE OF REPORTING PERSON

                   CO

                                  SCHEDULE 13D

CUSIP No. 948774104                                                 Page 4 of 10

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John W. Adams

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

           NUMBER OF                        3,059,100
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                          --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                            3,059,100

                               10         SHARED DISPOSITIVE POWER

                                            --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,059,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%

14        TYPE OF REPORTING PERSON

                   IN

                         Amendment No. 1 to Schedule 13D

                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on October 12, 1999 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 2.           Identity and Background.

                  Item 2 is hereby amended and restated to read in its entirety as follows:

                  The names and addresses of the persons filing this Schedule are as follows:

1. JWA Investments II L.P. ("JWA II"), a Delaware limited partnership, whose principal business and office address is c/o Smith Management LLC, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of acquiring, owning and disposing of stock of the Company. JWA General Partner (as defined below) is the sole general partner of JWA II.

2. JWA Investments Corp. ("JWA General Partner"), a Delaware corporation, whose principal business and office address is c/o John W. Adams, 885 Third Avenue, 34th Floor, New York, New York 10022, and which is the general partner of (i) JWA II, and (ii) JWA Investments III L.P. ("JWA III"), a Delaware limited partnership, whose principal business and office address is c/o Smith Management LLC, 885 Third Avenue, 34th Floor, New York 10022, and which was formed for the purpose of acquiring, owning and disposing of stock of the Company. JWA General Partners was formed to act as a general partner of various partnerships. John W. Adams is the sole director of JWA General Partner. John W. Adams is the President and David A. Persing is the Secretary of JWA General Partner. John W. Adams is the sole shareholder of JWA General Partner and ultimately in control of this corporation; and

3. John W. Adams, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. John W. Adams is President of Smith Management LLC ("Smith Management"), a New York based private investment firm whose address is 885 Third Avenue, New York, New York 10022.

                  JWA II, JWA General Partner and John W. Adams are collectively referred to as the "Reporting Parties."

                  The following person is not a beneficial owner under this Schedule but is identified as an officer or director of the entities mentioned above:

David A. Persing, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. David A. Persing is Senior Vice President of Smith Management and Secretary of JWA General Partner.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by addition of the following:

                  JWA General Partner and John W. Adams utilized no funds in the acquisition of the securities of the issuer triggering the filing of this Amendment No. 1 to Schedule 13D. The securities were acquired by JWA II and JWA III through open market purchases. JWA II and JWA III obtained the funds for the purchase of the securities from capital contributions of their respective partners.

Item 5.           Interest in Securities of the Issuer.

                  Item 5(a) and Item 5(b) are hereby amended and restated to read in their entirety as follows:

                  To the best of the Reporting Parties' knowledge based on the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, the aggregate number of shares of Common Stock of the Company outstanding as of July 31, 1999 was 43,562,013 shares.

         JWA II

         (a) JWA II beneficially owns an aggregate of 2,189,600 shares of Common Stock, which represents 5.0% of the issued and outstanding shares of Common Stock.

         (b) JWA II has sole power to vote or to direct the vote of 2,189,600 shares of Common Stock and the sole power to dispose or to direct the disposition of 2,189,600 shares of Common Stock.

         JWA General Partner

         (a) JWA General Partner beneficially owns an aggregate of 3,059,100 shares of Common Stock, which represents 7.0% of the issued and outstanding shares of Common Stock. Such shares are owned by JWA II and JWA III of which JWA General Partner is the general partner. JWA III beneficially owns an aggregate of 869,500 shares of Common Stock, which represents 2.0% of the issued and outstanding shares of Common Stock.

         (b) JWA General Partner, as general partner of JWA II and JWA III, has sole power to vote or to direct the vote of 3,059,100 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,059,100 shares of Common Stock.

         John W. Adams

         (a) John W. Adams beneficially owns an aggregate of 3,059,100 shares of Common Stock, which represents 7.0% of the issued and outstanding shares of the Common Stock. Such shares are owned by JWA II and JWA III.

         (b) John W. Adams, as sole shareholder of JWA General Partner, has sole power to vote or to direct the vote of 3,059,100 shares of Common Stock and sole power to dispose or to direct the disposition of 3,059,100 shares of Common Stock.

                  Item 5(c) is hereby amended by the addition of the following:

                  During the past 60 days JWA II has acquired the following shares of Common Stock:

                                                        Purchase Price
                  Date              Number of Shares     Per Share ($)
                  ----              ----------------    --------------
                  10/11                  18,500              2.66
                  10/12                  56,400              2.66
                  10/13                  25,000              2.66
                  10/21                  96,600              2.13
                  10/22                   7,000              2.15
                  10/25                  12,900              2.16
                  10/27                  36,600              2.16
                  10/29                  10,700              2.16
                  11/1                    4,000              2.16
                  11/2                   26,500              2.18
                  11/3                   21,500              2.22
                  11/4                   55,500              2.22
                  11/5                   10,900              2.19

Item 7.           Material to be Filed as Exhibits

         Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated November 10, 1999

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 1999

                                    JWA INVESTMENTS II L.P.

                                    By: JWA Investments Corp.,
                                          its General Partner


                                         By: /s/ John W. Adams
                                            ------------------------------------
                                             John W. Adams
                                             President


                                    JWA INVESTMENTS CORP.


                                         By: /s/ John W. Adams
                                            ------------------------------------
                                             John W. Adams
                                             President


                                    /s/ John W. Adams
                                    --------------------------------------------
                                    John W. Adams


                                   Page 9 of 10